

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Rob Hershberg, M.D., Ph.D.
Chief Executive Officer
HilleVax, Inc.
75 State Street, Suite 100 - #9995
Boston, Massachusetts 02109

      Re: **HilleVax, Inc.**
              Form S-1
              Exhibit Nos. 10.10 and 10.11
              Filed April 6, 2022
              File No. 333-264159

Dear Dr. Hershberg:

     We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                               Sincerely,

                               Division of Corporation Finance

cc: Cheston J. Larson, Esq.